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FOR IMMEDIATE RELEASE

          TERRA TO ACQUIRE LYCOS FOR $12.5 BILLION IN STOCK, CREATING
            TERRA LYCOS, AN UNPARALLELED GLOBAL INTERNET POWERHOUSE

           Unique Convergence of Services, Content and Distribution;
                         Operations in 37 Countries;
              Leader in Fast-Growing Markets; Preferred Access to
                        More than 60 Million Customers

            Bertelsmann Commits To Broad Alliance with Terra Lycos;
                 Enters $1 Billion, 5-Year Commerce Agreement

     Terra Lycos to Own 49% of New Wireless Joint Venture with Telefonica

           Telefonica to Underwrite $2 Billion Terra Rights Offering

  Terra Lycos Expected to Have Over $3 Billion in Cash After Rights Offering, Establishing One of the World's Most Highly Capitalized Internet Companies
          __________________________________________________________

          MADRID and WALTHAM, MA, May 16, 2000 - Terra Networks, S.A. (MC:
TRR; NASDAQ: TRRA), the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, and Lycos, Inc. (NASDAQ: LCOS), the Internet's leading multi-brand network, today announced a definitive merger agreement under which Terra will acquire Lycos in a stock-for-stock transaction for $97.55 per Lycos share, or a total of approximately $12.5 billion in Terra stock.

          The transaction will create the first truly global Internet company, to be called Terra Lycos, Inc. The company will be built on a unique platform that capitalizes on the convergence of Internet services, new media, branded content, e-commerce, and next-generation communication technologies. Terra and Lycos expect pro forma 2000 revenues of approximately $500 million and together currently have an estimated SO million unique users and 175 million page views per day. Terra Lycos will have operations in 37 countries, with leading positions in multiple highgrowth markets in North America, Latin America, Asia and Europe.

          Under the terms of the agreement, unanimously approved by the Boards of Terra and Lycos, Lycos shareholders will receive $97.55 in Terra ordinary shares, or their equivalent in Terra American Depository Receipts, in exchange for each Lycos common share, subject to a 20% symmetrical collar (not less than 1.433 or more than 2.150 Terra shares per Lycos share). The Executive Committee of the Board of Telefonica, S.A. (MC: TEF), which currently owns

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approximately 67% of Terra shares, has also unanimously approved the agreement. Upon completion of the transaction, Terra shareholders (including Telefonica) will own between 54% and 63% of Terra Lycos, and Lycos shareholders will own the other 37% to 46% of the combined company. The transaction will be accounted for as a purchase and is expected to be tax-free to Lycos shareholders.

          As part of the agreement, Terra Lycos has entered into a broad strategic relationship with Bertelsmann, the third-largest media company in the world with operations in 54 countries. This alliance builds on the existing Lycos-Bertelsmann joint venture in Europe, Lycos Europe, of which Bertelsmann will remain a significant shareholder. Under the expanded relationship between Bertelsmann and Terra Lycos, Bertelsmann has entered into a $1 billion, five-year commerce agreement for the purchase of advertising, placement and integration services from Terra Lycos worldwide. Additionally, Terra Lycos will also gain access to Bertelsmann's premier catalogue of books, music, television, film and other media content, on preferred terms. Bertelsmann and Terra Lycos will also be working cooperatively to develop platforms for digital delivery of both music and books. Terra Lycos will continue working closely with Lycos Europe to advance the content and service of each company.

          Also part of the Terra Lycos transaction is a commitment by Telefonica to underwrite a $2 billion rights offering by Terra to be commenced prior to the closing of the transaction. Under the terms of the agreement, Telefonica will subscribe for its pro rata shares and purchase any shares not purchased by the other Terra shareholders. The rights offering will be priced at today's Madrid closing price of $56.13 per Terra share, implying a pro forma valuation of approximately $30 billion for Terra Lycos.

          Upon completion of the rights offering, Terra Lycos is expected to have more than $3 billion in cash, making it one of the most highly capitalized Internet companies in the world.


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          Terra Lycos will also own 49% of a new wireless joint venture being established in partnership with Telefonica. Terra Lycos will gain access to Telefonica's extensive cable, fixed line, broadband, satellite and wireless networks, which now serve more than 60 million customers globally. Telefonica is the leading telecommunications group in Spain and Latin America, and the fifth largest wireless communications company worldwide, with over 21 million wireless customers.

          In addition to Bertelsmann's content, Terra Lycos will also have access to all of Telefonica's media content. Telefonica is the largest broadcaster and the second largest pay television operator in Spain and Argentina, where it also owns leading radio stations. Telefonica recently announced the acquisition of Endemol Entertainment, a leading European media company.

          Upon completion of the merger, Juan Villalonga, chairman and chief executive officer of Telefonica and chairman of Terra, will serve as chairman of Terra Lycos, and Bob Davis, president and chief executive officer of Lycos, will be chief executive officer. Abel Linares, chief executive officer of Terra, will be chief operating officer, and Ted Philip, chief financial officer of Lycos, will be chief financial officer. The Terra Lycos Board of Directors will have 14 members, including Mr. Villalonga and 10 other Terra designees and Mr. Davis, Mr. Philip and one other Lycos designee. Upon closing of the transaction, Mr. Davis will also join the Board of Telefonica Media, the company's media subsidiary.

          Mr. Villalonga said, "The combination of Terra and Lycos, supported by strategic relationships with Telefonica and Bertelsmann, creates a global Internet and new media powerhouse with a scale and global footprint unmatched by any other Internet or media company in the world. Our combination brings together many complementary strengths that we believe will enable Terra Lycos to generate consistently higher growth in revenues, cash flow and users than either company could expect to achieve independently. The result will be a company uniquely positioned to provide compelling content and functionality for its users,


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targeted access to large and attractive demographics for its advertisers, attractive opportunities for its employees, and strong growth for its shareholders."

          Mr. Davis said, "We have created a global Internet powerhouse. This merger leads the way in the convergence between the Internet, next-generation forms of connectivity, and both traditional and new media content. As a result, Terra Lycos will offer users new levels of Internet experience, which will further enhance our ability to attract, connect, retain and monetize user traffic. Lycos and Terra are two aggressive and forward-thinking companies that fit together perfectly. Terra provides Lycos with immediate access to 550 million new potential customers and broad reach in the Spanish- and Portuguese-speaking world. Lycos provides Terra with rich content offerings, blue-chip advertisers and e-commerce capabilities, which will be further enhanced by both companies' relationships with Bertelsmann."

          Thomas Middelhoff, chairman and chief executive officer of Bertelsmann said, "Based on our successful three-year partnership with Lycos, we are pleased to enter into a broad strategic relationship with Terra Lycos and Telefonica that will be an important element in our multifaceted global distribution strategy. We believe our extensive multimedia content will be a valuable enhancement to Terra Lycos's global offering."

          Mr. Linares said, "Lycos is a top-tier Internet portal that is remarkably complementary to Terra on a global basis. This combination will accelerate Terra's vision of becoming the leading global Internet player."

          The transaction is expected to be completed in the third quarter of calendar year 2000, subject to shareholder and regulatory approval.

          Lazard Freres & Co. LLC served as financial advisor, and Wachtell, Lipton, Rosen & Katz served as legal advisor to Terra. Credit Suisse First Boston served as financial advisor, and Cravath, Swaine & Moore served as legal advisor to Lycos.

About Terra Networks


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Terra Networks is one of the leading providers of Internet access (ISP) and local-language interactive content and services to residential and small office/home office users in the Spanishand Portuguese-speaking world. Its ISP business has more than 2 million customers. Its portals serve more than 700 million page-views and at the close of the most recent quarter had 63 million visits per month. Terra currently is the leader in Internet activities in Spanish- and Portuguese-speaking countries, including Spain, Argentina, Brazil, Mexico, Chile, Peru, Venezuela, Guatemala and the United States. Terra plans to launch new portals and Internet access services in its target markets.

About Lycos, Inc.

Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet, reaching nearly half of all U.S. web users. The Lycos Network is a unified set of websites, attracting a diverse audience by offering a variety of services, including leading web search and navigation resources; web community and communications services, including free homepage building, free web-based e-mail, clubs, chat, and instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring over 2,400 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network includes Lycos.com, Tripod, WhoWhere, Angelfire, MailCity, HotBot, HotWired, Wired News, Webmonkey, Suck.com, Sonique, Quote, Gainesville and Lycos Zone. Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia and Latin America.

About Telefonica

Telefonica, S.A. is the largest supplier of telecommunications services in the Spanish- and Portuguese- speaking world. Through affiliate companies in Latin America, Europe, North Africa and the United States, the Telefonica Group services a potential market of more that 550 million customers in 17 countries. With 23 billion euros in 1999 revenues, Telefonica is also Spain's largest company in terms of profits, assets, market capitalization and employment. As of March, 2000, the companies in the Telefonica Group had a total of 62.4 million customers in Spain and abroad. The group manages 39.5 million fixed telephone lines, 21.8 million cellular clients (making it one of the world's top five mobile telephony providers), and 1.1 million KTV customers.

About Bertelsmann

Bertelsmann is the third-largest media company in the world, with consolidated revenues of approximately $16.4 billion. The company has significant interests in all areas of media, including books (Random House); magazine and newspaper publishing (Gruner + Jahr); music (BMG Entertainment); television (in Europe, CLT-UFA); multimedia (Lycos Europe and barnesandnoble.com, a joint venture with Barnes & Noble, Inc.); film; and radio. With more than 600 individual companies, Bertelsmann currently employs nearly 72,000 people in 54 countries.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based


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on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Terra's and Lycos's businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

For a detailed discussion on these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos's filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos's S-3 filing that became effective in March, 2000.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Terra and Lycos. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Terra and Lycos with the Commission at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Terra or Lycos.

                                     # # #

Contacts:


For Terra:       For Lycos:            For Telefonica:          For Bertelsmann:

Pablo Fuentes    Brian Payea           Vanessa Colomar          Liz Young
34+629 782 027   781-370-2885          Burson-Marsteller        212-782-1120
pablo.fuentes@   bpayea@lycos.com      212-614-5040
corp.terra.com                         vanessa_colomar@ bm.com

Victoria Weld    George Sard
Todd Fogarty     Brandy Bergman
Kekst and Co.    Citigate Sard Verbinnen
212-521-4800